

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2024

Christian Behrenbruch
Managing Director and Group CEO
Telix Pharmaceuticals Limited
55 Flemington Road
North Melbourne, Victoria 3051, Australia

> **Re: Telix Pharmaceuticals Limited**
> **Registration Statement on Form 20-F**
> **Exhibit No. 4.17**
> **Filed October 17, 2024**
> **File No. 001-42128**

Dear Christian Behrenbruch:

You have redacted information from the exhibit identified above asserting that the redacted information is not material and is the type of information that you treat as private or confidential. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibit identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibit. Given your conclusion that this information is private or confidential, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Craig Hilts, Esq.